Joseph L. Seiler, III Partner 212-248-3145 Direct 212-248-3141 Fax Joseph.Seiler@dbr.com

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Established 1849

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December 4, 2012

Bryan J. Pitko

Division of Corporation Finance Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Canopius Holdings Bermuda Limited Amendment No. 2 to Registration Statement on Form S-4 Filed November 19, 2012 File No. 333-183661

Dear Mr. Pitko:

On behalf of our client, Canopius Holdings Bermuda Limited (the “Company”), we are responding to your letter dated December 4, 2012 to Susan Patschak, Chief Executive Officer of the Company (the “Comment Letter”), providing comments to the preliminary joint proxy statement/prospectus of the Company and Tower Group, Inc. (“Tower”), which was filed by the Company in the above-referenced registration statement on November 19, 2012. The Company and Tower have revised the preliminary joint proxy statement/prospectus in response to the comments received by the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) and generally to update the information contained therein. On December 4, 2012, the Company filed Amendment No. 3 to its Registration Statement on Form S-4 (such registration statement, as amended, the “Registration Statement”).

For your convenience, we have repeated each of the Staff’s questions in italicized typeface before the response by the Company or Tower. Each numbered paragraph corresponds to the same numbered paragraph in the Comment Letter. Terms used but not otherwise defined herein have the respective meanings ascribed to them in the Company’s Registration Statement.

Summary, page 1

Third Party Sale, page 13

1.	Please file the form of subscription agreement in relation to the third party sale as an exhibit to your registration statement.

Response:

The form of subscription agreement does not exist as of the date of this letter, but will be developed through a negotiation process with the third party investors. The Registration Statement describes the terms to be included in the subscription agreements that are material to the merger and Tower stockholders, including with respect to certain ownership limitations on the third party investors in the combined company immediately following the merger. By including a description of these material terms in the Registration Statement, the Company and Tower fully acknowledge that the subscription agreements actually executed in connection with the third party sale will reflect such descriptions. For these reasons, we ask that the Company not be required to file the form of subscription agreement as an exhibit to the Registration Statement.

Bryan J. Pitko

U.S. Securities & Exchange Commission

December 4, 2012

Opinion of Barclays to the Tower Board of Directors, page 56

Comparable Transaction Analysis, page 65

2.	We note your response to our prior comment 8. Please further expand your disclosure to describe the qualitative characteristics of the IPC-Validus and Transatlantic-Allegheny transactions that led Barclays to determine that they were the most comparable to the instant proposed transaction.

Response:

The Registration Statement has been revised on page 66 to include the following language:

Barclays selected the IPC-Validus and Transatlantic-Alleghany transactions, as opposed to certain other transactions set forth in the table above, due to Barclays’ determination that these transactions were consummated more recently, did not involve a distressed situation and/or were comprised of companies with a similar business mix as Canopius Bermuda.

*     *         *     *     *

Should you have any questions concerning this letter please call John Schwolsky at (212) 728-8232, Vladimir Nicenko at (212) 728-8273, Matthew B. Stern at (212) 728-8533 or the undersigned at (212) 248-3145.

Very truly yours,

/s/ Joseph L. Seiler III
Joseph L. Seiler III

cc:	Susan Patschak, Canopius Holdings Bermuda Limited

Elliot S. Orol, Tower Group, Inc.

Alan Bossin, Appleby (Bermuda) Limited

John M. Schwolsky, Willkie Farr & Gallagher LLP

Vladimir Nicenko, Willkie Farr & Gallagher LLP